

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Ransom Jones
Chief Financial Officer
Greenway Technologies Inc
1521 North Cooper Street, Suite 205
Arlington, Texas 76011

> **Re: Greenway Technologies Inc**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed April 14, 2021**
> **File No. 000-55030**

Dear Mr. Jones:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing